UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

America Movil, S.A.B. de C.V.

(Name of Issuer)

Series L Shares, without par value

(Title of Class of Securities)

None

(However, the CUSIP for American Depositary Shares

representing L Shares is 02364W105)

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

CUSIP NO. None (However, the CUSIP for American Depositary Shares representing L Shares is 02364W105)		13G/A	Page 2 of 7 Pages
1		NAME OF REPORTING PERSON	AT&T Inc.
(formerly known as SBC Communications Inc.)
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON			43-1301883
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER (upon conversion of 2,869,670,964 Series AA Shares into L Shares)	2,869,670,964 L Shares
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER (upon conversion of 2,869,670,964 Series AA Shares into L Shares)	2,869,670,964 L Shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (upon conversion of 2,869,670,964 Series AA Shares into L Shares)	2,869,670,964 L Shares
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	8.2%
12		TYPE OF REPORTING PERSON	HC

CUSIP NO. None (However, the CUSIP for American Depositary Shares representing L Shares is 02364W105)		13G/A	Page 3 of 7 Pages
1		NAME OF REPORTING PERSON	AT&T International, Inc.
(formerly known as SBC International, Inc.)
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON			43-1380735
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER (upon conversion of 2,869,670,964Series AA Shares into L Shares)	2,869,670,964 L Shares
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER (upon conversion of 2,869,670,964 Series AA Shares into L Shares)	2,869,670,964 L Shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (upon conversion of 2,869,670,964 Series AA Shares into L Shares)	2,869,670,964 L Shares
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	8.2%
12		TYPE OF REPORTING PERSON	CO

SCHEDULE 13G

Item 1.

(a)	Name of Issuer:

America Movil, S.A.B. de C.V.

(b)	Address of Issuer’s Principal Executive Offices:

Lago Alberto 366, Colonia Anahuac, 11320 Mexico, D.F., Mexico

Item 2.

(a)	Name of Person Filing:

AT&T Inc., formerly known as SBC Communications Inc., (“AT&T”), and its wholly-owned subsidiary, AT&T International, Inc., formerly known as SBC International, Inc., (“ATTI”). All securities of the issuer are held by ATTI.

(b)	Address of Principal Business Office or, if none, Residence:

AT&T Inc.
175 East Houston Street
San Antonio, Texas 78205

AT&T International, Inc.
175 East Houston Street
San Antonio, Texas 78205

(c)	Citizenship:

AT&T and ATTI are incorporated in the State of Delaware

(d)	Title of Class of Securities:

Series L Shares, without par value (“L Shares”)

(e)	CUSIP Number:

None. However, the CUSIP for American Depositary Shares representing L Shares is 02364W105.

Item 3.	If this statement is filed pursuant to §240.13d-1(b) or §240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

ATTI is required under Mexican law to hold its shares of the Issuer in a trust. Under the terms of the trust, ATTI has an unrestricted right to transfer its Series AA shares (“AA Shares”) or convert its AA Shares into L shares (on a one-for-one basis) subject to the provisions of Mexican law. The total number of L Shares that ATTI would beneficially own upon conversion of the 2,869,670,964 AA Shares that it holds is 2,869,670,964.

(b)	Percent of Class:	8.2%

The above percentage is based upon: (1) a total of 34,990,000,000 shares outstanding as of December 31, 2007 (according to Form 6-K for the month of February 2008 filed by the Issuer with the Securities and Exchange Commission); and (2) the assumption that the L Shares issuable upon conversion of the AA Shares are issued and outstanding at the time of such calculation.

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote

0 shares

(ii)	shared power to vote or to direct the vote

2,869,670,964 L Shares

(iii)	sole power to dispose or to direct the disposition of

0 shares

(iv)	shared power to dispose or to direct the disposition of

2,869,670,964 L Shares

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Member of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

AT&T Inc.
Dated:	February 11, 2008	By:	/s/ Rickey L. Moore
Rickey L. Moore
Senior Vice President – Corporate Development

AT&T International, Inc.
Dated:	February 11, 2008	By:	/s/ Rickey L. Moore
Rickey L. Moore
Senior Vice President – Corporate Development